                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                          COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       HUNTINGTON BANCSHARES INCORPORATED
              DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287

                      HUNTINGTON BANCSHARES INCORPORATED
              DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS


                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
     Report of Independent Auditors                                 3

     Statements of Financial Condition -
       December 31, 2002 and 2001                                   4

     Statements of Income and Changes in Plan Equity-
       For the years ended December 31, 2002, 2001, and 2000        5

     Notes to Plan Financial Statements                             6

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the Plan) as of December 31, 2002 and 2001, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors at December 31, 2002 and 2001, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                /s/  Ernst & Young LLP


Columbus, Ohio
March 28, 2003

                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION

                                                        DECEMBER 31,
                                               --------------------------------
(Amounts in dollars)                               2002               2001
-------------------------------------------------------------------------------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 384,809 shares in
  2002 and 467,325 shares in 2001;
  Cost: $5,093,563 in 2002
  and $5,459,180 in 2001 (Note 4)                $7,199,776        $ 8,033,317

Accrued dividends and interest receivable            61,570             74,772

Cash and cash equivalents (Note 2)                    3,753                354
-------------------------------------------------------------------------------
      TOTAL ASSETS                               $7,265,099        $ 8,108,443
===============================================================================

PLAN EQUITY

Plan equity                                      $7,265,099        $ 8,108,443
-------------------------------------------------------------------------------

      TOTAL PLAN EQUITY                          $7,265,099        $ 8,108,443
===============================================================================

See notes to plan financial statements.

                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                               YEARS ENDED DECEMBER 31,
                                      -----------------------------------------
(Amounts in dollars)                      2002          2001          2000
-------------------------------------------------------------------------------
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock         $   278,335   $   375,052   $   417,185
   Interest                                     96           546           737
-------------------------------------------------------------------------------
                                           278,431       375,598       417,922
-------------------------------------------------------------------------------

Realized gains on investments (Note 4)   1,026,746       875,213       424,406

Unrealized depreciation of investments
   (Note 4)                               (467,924)     (345,723)   (3,585,622)

Contributions
     Company                                17,437        35,037        81,975
     Director                               69,750       223,725       327,900
-------------------------------------------------------------------------------
                                            87,187       258,762       409,875
-------------------------------------------------------------------------------

Distributions                           (1,767,784)   (1,542,682)   (1,630,088)
-------------------------------------------------------------------------------

Net decrease in plan equity               (843,344)     (378,832)   (3,963,507)

Plan equity - beginning of period        8,108,443     8,487,275    12,450,782
-------------------------------------------------------------------------------

Plan equity - end of period            $ 7,265,099   $ 8,108,443   $ 8,487,275
===============================================================================

See notes to plan financial statements.

                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                       NOTES TO PLAN FINANCIAL STATEMENTS

                                December 31, 2002


Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 15, 1986, to be effective on that date. The Plan was subsequently amended on August 19, 1987, and April 25, 1991. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The Plan provides each director of Huntington's participating affiliates (a "Director") with the option to defer receipt of all or a portion of the cash compensation payable to him or her for services as a Director. Huntington transfers an amount equal to one hundred twenty-five percent (125%) of the cash compensation deferred pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director, which reflects such Director's share of assets held in his or her account in the Plan. The assets in the Plan are subject to the claims of creditors of the corporation.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not fewer than three members. As of December 31, 2002, the members of the Committee were Don Casto, George A. Skestos, and Timothy P. Smucker, Chairman. The members of the Committee are appointed annually by the Board of Directors of Huntington (the "Board") and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Effective April 25, 1991, the Plan was amended to exclude directors of Huntington from future participation in the Plan. Contributions previously made on behalf of Huntington Directors, and related earnings thereon, were not affected by the amendment.

Investments

As of December 31, 2002 and 2001, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions in the form of Common Stock are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $5,000 for 2002, 2001 and 2000.

Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Funds.

Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director. Huntington has received a ruling from the Internal Revenue Service that the operation of the Plan has the tax consequences described above.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.


Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 2002:


---------------------------------------------------------------------------------
(Amounts in dollars)                     2002           2001            2000
---------------------------------------------------------------------------------
Aggregate proceeds                     $ 1,767,784     $1,542,682    $ 1,630,088
Aggregate cost                             741,038        667,469      1,205,682
---------------------------------------------------------------------------------

Net realized gains                     $ 1,026,746     $  875,213    $   424,406
=================================================================================

---------------------------------------------------------------------------------
(Amounts in dollars)                     2002           2001            2000
---------------------------------------------------------------------------------
Market value                           $ 7,199,776     $8,033,317    $ 8,382,065
Cost                                     5,093,563      5,459,180      5,462,205
---------------------------------------------------------------------------------

Accumulated unrealized appreciation    $ 2,106,213     $2,574,137    $ 2,919,860
=================================================================================
Change in accumulated unrealized
   appreciation between years          $  (467,924)    $ (345,723)   $(3,585,622)
=================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                         DEFERRED COMPENSATION PLAN AND
                               TRUST FOR DIRECTORS




Date:  March 28, 2003              By:   /s/ Richard A. Cheap
      ------------------------          --------------------------------
                                        Richard A. Cheap
                                        General Counsel and Secretary
                                        Huntington Bancshares Incorporated

                                                Exhibit to the Annual Report
                                                (Form 11-K) of the Huntington
                                                Bancshares Incorporated
                                                Deferred Compensation Plan
                                                and Trust for Directors for
                                                the year ended December 31,
                                                2002




                       Consent of Independent Auditors


We consent to the incorporation by reference in Post-Effective Amendment No. 2 to the Registration Statement (Form S-8 No. 33-10546) pertaining to the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors and in the related Prospectus of our report dated March 28, 2003, with respect to the financial statements of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors included in this Annual Report (Form 11-K) for the year ended
December 31, 2002.


                                                /s/  Ernst & Young LLP





Columbus, Ohio
March 28, 2003